FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

May 24, 2010

Commission File Number 001-31335

AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Hsinchu Science Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ........ No ...X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

INDEX TO EXHIBITS

Item

1.
Taiwan Stock Exchange filing entitled, “The announcement of direct and indirect investments in Ahead Investment Limited and Shenzhen Super Perfect Optics Limited through AU Optronics (L) Corp. and AU Optronics Singapore Pte. Ltd.”, dated May 24, 2010.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.
Date: May 24, 2010	By:	/s/ Andy Yang
		Name:	Andy Yang
		Title:	Chief Financial Officer

Item 1

AU Optronics Corp.

May 24, 2010
English Language Summary

Subject:	The announcement of direct and indirect investments in Ahead Investment Limited and Shenzhen Super Perfect Optics Limited through AU Optronics (L) Corp. and AU Optronics Singapore Pte. Ltd..

Regulation:	Published pursuant to Article 2-20 of the Taiwan Stock Exchange's Operating Procedures for the Publication of Material Information by Listed Companies

 Date of Events: 2010/05/24

Content:
1.	Date of occurrence of the event: 2010/05/24

2.	Method of the present increase (decrease) in investment:
Ahead Investment Limited: to invest through AU Optronics (L) Corp. (AULB) and AU Optronics Singapore Pte. Ltd. (AUSG)
Shenzhen Super Perfect Optics Limited: to invest through AULB and AUSG or to invest through AULB, AUSG, and Ahead Investment Limited.

3.	Transaction volume, price per unit, and total monetary amount of the transaction: Up to HK$ 90,000 thousand

4.	Company name of the invested mainland Chinese company:
Ahead Investment Limited
Shenzhen Super Perfect Optics Limited

5.	Paid-in capital of said invested mainland Chinese company:
Ahead Investment Limited: HK$ 1
Shenzhen Super Perfect Optics Limited: HK$ 170,000 thousand

6.	Amount of new capital increment currently planned by said invested mainland Chinese company:
Up to HK$ 90,000 thousand

7.	Main business items of said invested mainland Chinese company:
Ahead Investment Limited: holding company
Shenzhen Super Perfect Optics Limited: to research and develop, manufacture, and sell hardware and software related to LCD display.

8.	Type of CPA opinion issued for the financial statement of said invested mainland Chinese company for the most recent fiscal year:
Ahead Investment Limited: qualified opinion
Shenzhen Super Perfect Optics Limited: unqualified opinion

9.	Net worth of said invested mainland Chinese company on the financial statement for the most recent fiscal year:
Ahead Investment Limited: HK$ (22,644) thousand
Shenzhen Super Perfect Optics Limited: RMB 129,849 thousand

10.	Amount of profit/loss of said invested mainland Chinese company on the financial statement for the most recent fiscal year:
Ahead Investment Limited: HK$ (6,476) thousand
Shenzhen Super Perfect Optics Limited: RMB (17,438) thousand

11.	Amount of actual investment to date in said invested mainland Chinese company:
Ahead Investment Limited: 0
Shenzhen Super Perfect Optics Limited: 0

12.	Counterparty to the transaction and its relationship to the Company:
Counterparty: Ahead Investment Limited and Shenzhen Super Perfect Optics Limited
Relationship: None

13.
Where the counterparty to the transaction is an actual related party, public announcement shall also be made of the reason for choosing the related party as the counterparty and the identity of the previous owner (including its relationship with the company and the   trading counterpart), the date of transfer, and the price: N/A

14.
Where a person who owned the subject matter of the transaction within the past five years has been an actual related party of the company, public announcement shall also be made of the dates and prices of acquisition and disposal by the related party and such party's relationship to the company at those times: N/A

15.	Gain (or loss) on disposal: N/A

16.	Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: To be subject to the agreements

17.	The manner of deciding on this transaction, the reference basis for the decision on price and the decision-making department: Board meeting

18.	Broker: N/A

19.	Concrete purpose of the acquisition or disposal:
Long term investment

20.	Do the directors have any objection to the present transaction?: No

21.	Total amount of mainland China area investment (including the present investment) approved by the Investment Commission to date: US$ 696,651 thousand

22.
Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the paid-in capital on the financial statement for the most recent period: 25.01%

23.
Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the total assets on the financial statement for the most recent period: 3.88%

24.
Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the shareholders’ equity on the financial statement for the most recent period: 8.24%

25.	Total amount of actual investment in the mainland China area to date: US$ 530,970 thousand

26.	Ratio of the total amount of actual investment in the mainland China area to date to the paid-in capital on the financial statement for the most recent period: 19.06%

27.	Ratio of the total amount of actual investment in the mainland China area to date to the total assets on the financial statement for the most recent period: 2.96%

28.	Ratio of the total amount of actual investment in the mainland China area to date to the shareholders’ equity on the financial statement for the most recent period: 6.28%

29.	Amount of recognized profits and losses on investment in the mainland China area for the most recent three fiscal years:
2009: US$ 192,828 thousand
2008: US$ 57,682 thousand
2007: US$ 47,068 thousand

30.	Amount of profit remitted back to Taiwan for the most recent three fiscal years: 0

31.	Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: No

32.	Any other matters that need to be specified:
The investment is subject to the authority's approval.